W. Scott Lawler

Corporate/Securities Attorney

WSL@BoothUdall.com

July 11, 2017

SENT VIA ELECTRONIC MAIL

(BrownJ@sec.gov)

Ms. Susan Block

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Mailstop 3561

Washington, D.C. 20549

Re:	Green Vision Biotechnology Corp.
Form 8-K Filed May 12, 2017 File No. 000-55210

Dear Ms. Block:

I have been asked by our client, Green Vision Biotechnology Corp. (the “Company”), to request an extension up to and including July 20, 2017 in which to file an amendment to the subject Form 8-K. This extension is needed because the Company is continuing to work with its accountants and auditors in preparation of the interim financial statements. This request is not made for purposes of delay.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler

Booth Udall Fuller, PLC | 1255 W. Rio Salado Pkwy., Ste. 215 | Tempe, AZ 85281 | P: 480.830.2700 www.BoothUdall.com